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                                                                  Exhibit (a)(7)

                            Darien, CT, Frankfurt/Main, Basel, November 15, 1999

Press Release

Air Express International (AEI)
signs definitive merger agreement
with Deutsche Post

Deutsche Post gains base in the USA

Air Express International Corporation (NASDAQ: AEIC), the largest U.S.-based international freight forwarder, and Deutsche Post, Europe's largest mail, parcels, and logistics company, today announced that they have signed a definitive merger agreement. Under the terms of the merger agreement, Deutsche Post will acquire AEI for $33 per share in cash or approximately $1.14 billion. AEI's Board of Directors and Deutsche Post's supervisory board approved the agreement.

Pursuant to the merger agreement, Deutsche Post will commence a tender offer for all outstanding shares of AEI at a price of $33 per share in cash. Upon consummation of the tender offer, any remaining shares of Air Express will be acquired in a cash merger at the same price.

The tender offer is subject to various conditions including the tender of a majority of the outstanding shares on a fully diluted basis, and subject to U.S. and European governmental and regulatory approvals and other conditions customary for similar transactions.

Deutsche Post plans to integrate all activities into the Danzas Intercontinental Business Unit. As a result, Deutsche Post gains a major stronghold in the U.S.A., and Danzas becomes the leading airfreight forwarder worldwide.

The new Chief Executive Officer (CEO) of Danzas-AEI will be Renato Chiavi, who now heads up intercontinental business at Danzas. AEI's present CEO, Guenter Rohrmann, will assume the position of Vice Chairman of Danzas-AEI and will be responsible for the integration. Peter Wagner will be Chairman of the combined company. Hendrik J. Hartong jr., AEI's present Chairman, will join the Danzas board.

Commenting on the proposed transaction, Dr. Klaus Zumwinkel, Board Chairman of Deutsche Post, stated: "With Air Express International, Deutsche Post gains an ideal base in the U.S. The acquisition is another milestone on the strategic road to becoming the leading international logistics firm." Zumwinkel continued:
"The Deutsche Post group expects to achieve total sales of about DM 55 billion (about $29.3 billion or EURO 28.1 billion) in the year 2000 with some 270,000 employees. In the year of its IPO, therefore, Deutsche Post will be Number One in Europe in its mail, parcel/express, and logistics activities plus a strong position in financial services."

Peter Wagner, member of the Deutsche Post Board and CEO of Danzas, stated: "We believe the acquisition of AEI will
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create substantial synergies. This joining of forces will position Danzas even better in the U.S. and therefore in transatlantic and transpacific business. When the transaction is completed, Danzas will be the leading global airfreight forwarder, as AEI is already the leading US-based airfreight forwarder. This will help us give customers what they want - one-stop-shopping."

AEI's Chairman Hartong declared: "AEI and Danzas have each been very strong forwarders in their own rights, and they will be even stronger as partners. By teaming up, the two companies will be a formidable force worldwide as a provider of integrated logistics solutions." Hartong continued: "We believe this transaction generates excellent value for our shareholders, and we urge them to accept the offer."

Guenter Rohrmann, AEI's president and CEO, added: "This transaction is very favorable for the customers of both AEI and Danzas. They will be able to draw upon the greatly expanded resources of the combined organizations, whose sum will be much greater than the parts."

Headquartered in Darien, CT, AEI is the oldest and largest airfreight forwarder in the U.S. and the world leader in integrated logistics services delivering multi-modal transportation, warehousing and distribution, customs brokerage and information management solutions across a network of 705 locations in more than 135 countries. With 7,700 employees worldwide, the Company generates gross revenues of more than $1.5 billion (DM 2.8 billion, EURO 1.4 billion) in 1998. Information on AEI is available on the World Wide Web at www.aeilogistics.com.

Danzas is one of Europe's leading logistics providers. Around 29,000 employees produce annual sales of over $5.9 billion (DM 10.4 billion, EURO 5.4 billion). Founded in 1815 and headquartered in Basel, Switzerland, Danzas is present in 104 countries on all continents. Information on Danzas is available on the World Wide Web at www.danzas.com.

Further information on Deutsche Post is available on the World Wide Web at www.deutschepost.com.

Contact:

Deutsche Post                     Prof. Dr. Gert Schukies,
                                  Dr. Martin Dopychai
                                  Tel.: ++49 228 182-99 88

Danzas Management AG              Patrick Kaiser, Michele Thuring
                                  Tel.: ++41 61 268-7612/-7514

Air Express International         Mike Lorelli
                                  Tel.: ++1 203 655 5730